UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Private Income Opportunities, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

March 30, 2020

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$5,100,000 (a)	Amount of Filing Fee:	$661.98 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$493.24
Form or Registration No.:	SC TO-I
Filing Party:	Partners Group Private Income Opportunities, LLC
Date Filed:	March 30, 2020

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on March 30, 2020 by Partners Group Private Income Opportunities, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company Shares ("Shares”) in the Fund in an aggregate amount up to approximately 5.00% of the Fund’s Shares outstanding on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, the Fund accepted a greater amount of Shares than it was offering to purchase, up to an aggregate amount of approximately 7.00% of Shares outstanding. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 30, 2020.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Members") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on April 24, 2020.

2. As of April 24, 2020, sixty five (65) Members validly tendered Shares and did not withdraw such tenders prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2020 in the amount of $5,033,793.29.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Members whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by State Street Bank and Trust Company, the Fund's administrator, on behalf of such Members, in accordance with the terms of the Offer. Sixty five (65) Members, whose tenders were accepted for purchase by the Fund, did not tender their entire Shares in the Fund; therefore, pursuant to the promissory notes issued to the Members, the Fund paid the Members 100% of the Members’ unaudited net asset value of the Shares tendered. Cash payments in the amount of the unaudited net asset value of the Shares tendered were wired to the accounts designated by such Members.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP PRIVATE INCOME OPPORTUNITIES, LLC

By:	/s/ Robert M. Collins
Name: Robert M. Collins
Title: President

August 13, 2020